



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52917

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 1 5 2004

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Kabrik Trading LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11 Broadway, Suite 814

(No. and Street)

New York   NY   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Conlin, Jr.   (212) 825-4000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue   Lake Success   NY   11042

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 02 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James A. Conlin, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Kabrik Trading LLC_____ , as of ____December 31_____, 20 _03_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

_MEMBER/MANAGER_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. Members' Equity
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TRADING, LLC
Member NYSE • NASD

11 Broadway, Suite 814
New York, NY 10004
TEL: 212.825.4000
FAX: 212.825.4204

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

* *

KABRIK TRADING, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 2,566
Receivable from brokers and dealers	538,469
Advance to employees	10,600
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $164,269	394,001
Other assets	66,431
	$ 1,012,067

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued salaries and profit sharing	$ 176,918
Accrued expenses and other liabilities	52,830
Capital lease payable	25,518
Deferred tax liability	4,700
	259,966
Liabilities subordinated to claims of general creditors	250,000
	509,966
Commitments	
Members' equity	502,101
	$ 1,012,067

The accompanying notes are an integral part of this financial statement.

KABRIK TRADING, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Kabrik Trading, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and National Association of Securities Dealers. The Company principally engages in agency-only trade execution transactions through direct access on the New York Stock Exchange floor and NASDAQ execution, program and basket trading utilizing the Company's Trading Desk.

During the year the Company purchased additional technology and communication equipment and expanded its business with the establishment of a main and branch office trading desk, and increased its NYSE floor capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

3. RECEIVABLE FROM BROKERS AND DEALERS:

Receivable from brokers and dealers consists of the following:

Deposit at clearing broker	$	100,000
Commission receivable		438,469
	$	538,469

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The borrowings under subordination agreements at December 31, 2003 are as follows:

Subordinated equity, 10%, due February 29, 2004 to member	$ 125,000
Subordinated equity, 10%, due February 29, 2004 to member	125,000
	$ 250,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid. The Company extended the maturity dates of the above equity subordinations to February 28, 2007.

The Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2003, the Company's debt-equity ratio was 33%.

5. MEMBERS' EQUITY:

At December 31, 2003, the Company had Class A and Class B units which consist of the following:

	Equity	Number of Units	Profit and Loss
Class A voting	$ 365,051	100	50%
Class B nonvoting	137,050	100	50
	$ 502,101		100%

6. LEASES:

Operating:

The Company is obligated under noncancellable operating leases for three office spaces in New York. The leases expire February 29, 2004, December 31, 2006 and January 31, 2008 and contain provision for escalation based on increases in certain costs incurred by the landlords.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31,	Agreement Lease Payments
2004	$ 167,659
2005	167,350
2006	173,066
2007	75,214
2008	6,288
	$ 589,577

Capital leases:

The Company is the lessee of equipment under capital leases expiring in 2004 and 2007. The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated productive lives.

Following is a summary of property held under capital leases at December 31, 2003:

Computer equipment	$ 42,373
Less: Accumulated depreciation	15,708
	$ 26,665

Minimum future lease payments under capital leases as of December 31, 2003 for each of the next five years and in the aggregate are:

Year Ended December 31,	Amount
2004	$ 13,430
2005	5,956
2006	5,956
2007	5,956
Total Minimum Lease Payments	31,298
Less: Amount representing interest	5,780
Present Value of Net Minimum Lease	$ 25,518

Interest rate on capitalized leases is 10.0% imputed based on the lessors implicit rate of return.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2003, the Company had net capital, as defined, of $277,639 which exceeded the required minimum net capital of $25,497 by $252,142. Aggregate indebtedness at December 31, 2003 totaled $382,456. The ratio of aggregate indebtedness to net capital was 1.4 to 1.

8. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

9. SEAT LEASE:

The Company leases five seats on the New York Stock Exchange. The lease payments are as follows:

Expiration Date	Minimum Lease Payments
March 31, 2004	$ 231,499
August 15, 2004	133,333
	$ 364,832

The Company guarantees two of the five leases for the balance of the lease term.

10. INCOME TAXES:

The Company files a partnership income tax and is therefore not subject to federal and state income taxes. However, the Company is subject to New York City unincorporated business tax.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation, treated differently for financial statement and income tax reporting purposes. At December 31, 2003, the deferred tax liability increased by $3,000 due to an increase in the accumulated difference between book and tax depreciation. Deferred tax liability consists of the following at December 31, 2003:

Depreciation	$ 4,700

11. PROFIT-SHARING PLAN:

The Company sponsors a defined contribution 401(k) profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Contributions to the plan by the Company are determined at year end. Employees qualify for benefits upon reaching the age of 65. Vesting begins at 25% after one year of service, 50% after two years, and 100% after the third year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account.

* * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Kabrik Trading, LLC, (the "Company") as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kabrik Trading, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 6, 2004